Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto publishes details of its US$11.6 billion global tax payments in 2012

15 March 2013

Rio Tinto has published its latest Taxes Paid report which details the US$11.6 billion of taxes the company paid globally in 2012.

The voluntary report shows the details of all individual payments over US$1 million made to governments in the countries where Rio Tinto operates.

Most of the taxes were paid in Australia, with more than US$8.9 billion outlaid to all levels of Australian governments last year. Canada (US$1 billion), United States (US$376 million), Chile (US$331 million), Mongolia (US$280 million), United Kingdom (US$150 million), France (US$140 million) and South Africa (US$130 million) were among other governments to have received significant tax payments during the year.

Corporate income tax was the largest component of Rio Tinto’s tax payments around the world, followed by government royalties and payroll tax.

Rio Tinto chief financial officer Guy Elliott said “Rio Tinto makes significant contributions to public finances in all the countries where we are doing business.

“We believe it is important to disclose this tax information because this level of transparency helps us to retain our licence to operate, promotes government accountability and plays a key role in combating corruption.

“The report demonstrates that effective disclosures can be made by businesses on a voluntary basis and Rio Tinto is committed to maintaining and improving our reporting and transparency of taxes paid around the world.

“Rio Tinto encourages governments to work together to adopt a global approach that establishes consistent disclosure requirements that promotes sound tax governance, accountability and transparency.”

Rio Tinto’s tax payments in Australia reaffirmed its status as the nation’s largest corporate tax payer.

Rio Tinto Australia managing director David Peever said “Rio Tinto is the largest corporate tax payer in Australia and the Taxes Paid report highlights the significant financial contribution the company is making at a national and state level across the country.”

This is the third year that Rio Tinto has published its Taxes Paid report.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597

David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media